UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tomo Technologies, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 23, 2018

Physical address of issuer
4312 WINDLASS CT, RALEIGH, NC 27616-0771

Website of issuer
https://www.gobekids.co/

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$197,536.99	$90,672.00
Cash & Cash Equivalents	$12,401.99	$7,092.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$52,493.64	$87,842.00
Long-term Debt	$229,365.68	$184,958.00
Revenues/Sales	$772,256.96	$210,946.00
Cost of Goods Sold	$292,256.55	$80,728.00
Taxes Paid	$0.00	$0.00
Net Income	-$76,697.82	-$132,455.00

April 27, 2021

FORM C-AR

Tomo Technologies, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Tomo Technologies, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.gobekids.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Tomo Technologies, Inc. (the "Company") is a Delaware Corporation, formed on January 23, 2018. The Company is currently also conducting business under the name of GoBe Kids.

The Company is located at 4312 WINDLASS CT, RALEIGH, NC 27616-0771.

The Company's website is https://www.gobekids.co/.

The information available on or through our website is not a part of this Form C-AR.

The Business

GoBe is in the business of innovating products and services to make eating for parents and children the best possible experience. GoBe produces a snack container for young children, which allows parents to serve multiple options at once (including fresh fruit) in one sleek, spill-resistant container that most children can use and manipulate autonomously. We're a product development company that does our own research and development and manufactures our own products. We sell our products both directly to the consumer and through distribution partnerships.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients, or subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, components, and subsystems.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joseph Blanch who is the CEO & Director of Tomo Technologies, Inc., from Jan 2018 to Present. The loss of Joseph Blanch or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2020, the Company's contract manufacturer in China provided 100% of the manufacturing services and inputs of raw goods for manufacturing.

following suppliers provided the following percentage of the listed services, inputs or raw materials.

If this supplier changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company currently has on-hand is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations

where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. [In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, as well as plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility [or at our third-party manufacturing facilities] could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and retail distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor[, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies]. [In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain.] These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s).

If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as [wood, chemicals, oil and natural gas] are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, [example input], a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as plastic food containers where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

GoBe is in the business of innovating products and services to make eating for parents and children the best possible experience. GoBe produces a snack container for young children, which allows parents to serve multiple options at once (including fresh fruit) in one sleek, spill-resistant container that most children can use and manipulate autonomously. We're a product development company that does our own research and development and sells our products both directly to the consumer and through distribution partnerships.

Business Plan

GoBe 2020 Business Plan

Our Mission At GoBe
we're on a mission to bring parents and children more nutritional variety. Everyone wins when there is more variety in our lives and in our diet. Variety is health. Variety helps your little ones to grow and become competent eaters. And variety is interesting, engaging, and fun!

Target Market
GoBe serves parents of young children (1 to 6 years old). The GoBe parent is typically a young mother, just over 30 years old who is an educated professional woman that cares deeply about her child's wellbeing and development.

Channels to Market
1. Ecommerce - Facebook, Instagram, Google Adwords, YouTube ads
2. Ecommerce - GoBe Ambassadors + Word of Mouth Marketing
3. Distribution partners - LRS
4. Retail - Boutique Shops

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
GoBe Snack Spinner	Snack container/dispenser with five (5) compartments that indexes with the push of a button to allow access to only one compartment at a time.	1. Direct to consumer e-commerce market: moms of toddlers and preschoolers. 2. Wholesale market: distributors overseas and baby boutique shops domestically.

A Large Snack Spinner and the GoBe Lunch Box are GoBe products currently being developed and the proceeds of the offering are being used for this purpose.

Distribution Channels include Direct to Consumer, E-commerce, Distribution partnership with Legacy Retail Group, Wholesale to Independent Baby Boutiques

Competition

The Company's primary competitors are Munchkin Snack Catcher, Tupperware containers, ZipLock plastic bags, and various prepackaged foods.

The GoBe Snack Spinner competes with other food containers that parents use to serve food to their children. However, GoBe's differentiating features include that it allows parents to serve multiple options at once (including fresh fruit) in one sleek, spill- resistant container that most children can use and manipulate autonomously.

Supply Chain and Customer Base

Currently the company manufactures its product through one contract manufacturer based in China, which has factories in both China and in southeast Asia. If the Company's manufacturer were to experience a disruption of any kind, the Company would be able to shift production to alternative contract manufacturers that the Company has previously vetted, with minimal delay.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Manufacturer in China	Contract manufacturing services	100.0%

We sell our product on the direct-to-consumer market. Our customers are moms of young children (approx. 90%). They care deeply about their kids development and want to be good parents. Another key target audience is grandparents (approx. 10%). The Company sources its customers through the following sales channels:

1. Ecommerce - Facebook, Instagram, Google Adwords, YouTube ads
2. Ecommerce - Amazon
3. Distribution partners - Legacy Retail Group
4. Retail - Boutique Shops

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16711491	Snack Containment and Dispensing Apparatus and Use Thereof	Utility patent pending	December 12, 2019		USA
29716782	Snack Containment and Dispensing Apparatus	Design patent pending	December 12, 2019		USA

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5856219	Containers for household use for food, snacks, and sundry ingestibles	GoBe	September 10, 2019	December 9, 2019	USA

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4312 WINDLASS CT, RALEIGH, NC 27616-0771

The Company conducts business in North Carolina.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joseph Blanch

All positions and offices held with the Company and date such position was held with start and ending dates

Tomo Technologies, Inc., CEO & Director, Jan 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tomo Technologies, Inc., CEO & Director, Jan 2018-Present Present

Hall Labs, R&D, Mechanical Engineer, Jun 2015-Jun 2017

Education

Brigham Young University, BS Mechanical Engineering (2014)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Joseph Blanch

All positions and offices held with the Company and date such position was held with start and ending dates

Tomo Technologies, Inc., CEO & Director, Jan 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tomo Technologies, Inc., CEO & Director, Jan 2018-Present Present

Hall Labs, R&D, Mechanical Engineer, Jun 2015-Jun 2017

Education

Brigham Young University, BS Mechanical Engineering (2014)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in North Carolina.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Joseph Blanch	CEO (standard employment contract)	03/01/2019	Present
Solanda Moran-Blanch	Marketing (standard employment contract)	03/01/2019	Present

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,122,191
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.

Type of security	Convertible Notes
Amount outstanding	5,000
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	176,804
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Kabbage
Amount outstanding	$42,990.47
Interest rate and payment schedule	0% per annum. Principal is payable in monthly payments. Any principal amount outstanding as of the maturity date and accrued but unpaid interest thereon is due and payable on the maturity date.
Amortization schedule	N/A
Describe any collateral or security	All assets of the Company
Maturity date	January 5, 2024
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	SBL Holdings LLC
Amount outstanding	$20,000.00
Interest rate and payment schedule	12% per annum. Interest payments of 1% of the outstanding principal amount is payable monthly. The principal amount and any additional amounts outstanding under the note as of the maturity date is due and payable on the maturity date.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	August 1, 2021
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	SBL Holdings LLC
Amount outstanding	$130,000.00
Interest rate and payment schedule	12% per annum. Interest payments of 1% of the outstanding principal amount is payable monthly. The principal amount and any additional amounts outstanding under the note as of the maturity date is due and payable on the maturity date.
Amortization schedule	
Describe any collateral or security	Unsecured
Maturity date	August 1, 2021
Other material terms	

Type of debt	Promissory Notes
Name of creditor	Westin Dangerfield
Amount outstanding	$2,737.20
Interest rate and payment schedule	17.3% per annum. Principal and interest is payable in monthly payments. Any principal amount outstanding as of the maturity date and accrued but unpaid interest thereon is due and payable on the maturity date.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	July 1, 2021
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	SBL Holdings LLC.
Amount outstanding	$21,487.95
Interest rate and payment schedule	15% per annum. Principal and interest is payable in monthly payments. Any principal amount outstanding as of the maturity date and accrued but unpaid interest thereon is due and payable on the maturity date.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 1, 2022
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	SBA PPP
Amount outstanding	$18,976.00
Interest rate and payment schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Amortization schedule	N/A
Describe any collateral or security	Unsecured.
Maturity date	May 14, 2022
Other material terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".

Type of debt	Promissory Notes
Name of creditor	Joseph Blanch
Amount outstanding	$22,130.38
Interest rate and payment schedule	21% per annum. Principal and interest is payable in monthly payments. Any principal amount outstanding as of the maturity date and accrued but unpaid interest thereon is due and payable on the maturity date.
Amortization schedule	N/A
Describe any collateral or security	Unsecured.
Maturity date	August 1, 2023
Other material terms	Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The total amount of outstanding debt of the company is $258,322.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,622,191	$56,000.00	R&D	April 20, 2020	Section 4(a)(2)
Crowd SAFE	176,804	$176,804	Cost of Goods	Aug 5, 2020	Regulation CF

Ownership

A majority of the Company is owned by Solanda Moran Blanch and Joseph Blanch.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Solanda Moran Blanch	44.0%
Joseph Blanch	35.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$453,340	-$76,319	$0

Operations

The Company completed its crowd funding financing On August 5, 2020. We intend to be profitable by mid 2021. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary.

The Company intends to achieve profitability in the next 12 months by selling through multiple channels including, Shopify, Amazon, and distribution partners including Legacy Retail Solutions.

Liquidity and Capital Resources

On August 5, 2020 the Company conducted an offering pursuant of Regulation CF and raised $176,804.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make capital expenditures in the future for new manufacturing molds for current and future products. The estimated amount of these future capital expenditures is $70,000.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Joseph Blanch
Relationship to the Company	CEO and Director of the Company
Total amount of money involved	$21,487.95
Benefits or compensation received by related person	Repayment of loan and any interest due
Benefits or compensation received by Company	Working capital
Description of the transaction	Joseph Blanch extended a term loan to the Company. The loan has an interest rate of 21% per annum, and monthly payments of $1,137.18.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph Blanch
_____
(Signature)

Joseph Blanch
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Blanch
_____
(Signature)

Joseph Blanch
_____
(Name)

CEO & Director
_____
(Title)

4/27/21
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

Management Report

Tomo Technologies, Inc.
For the period ended December 31, 2020

Prepared by

Nimbl LLC

Prepared on

February 12, 2021

Table of Contents

Profit and Loss

January - December 2020

	Total
INCOME	
Discounts/Refunds Given	-54,679.08
Sales of Product Income	777,698.96
Total Income	**723,019.88**
COST OF GOODS SOLD	
Product COGS	308,778.37
Shipping/Fulfillment	139,214.68
Total Cost of Goods Sold	**447,993.05**
GROSS PROFIT	**275,026.83**
EXPENSES	
Bank Charges & Fees	
Bank Charges	986.17
Merchant Service Fees	11,076.30
Total Bank Charges & Fees	**12,062.47**
G&A	
Advertising & Marketing	245,591.03
Influencers	150.94
Insurance	706.82
Legal & Professional Services	14,016.25
Travel	820.88
Total G&A	**261,285.92**
Meals & Entertainment	
Meals - 50%	195.70
Total Meals & Entertainment	**195.70**
Office	
Office Expenses & Software	10,873.27
Office Rent	850.00
Office Supplies	4,794.43
Total Office	**16,517.70**
Payroll Expenses	
Contract Labor	48,781.51
Payroll Processing Fee	938.50
Payroll Tax Expense	7,549.25
Salaries and Wages	85,498.55
Total Payroll Expenses	**142,767.81**
R&D	
Product Research	437.82
Total R&D	**437.82**
Taxes & Licenses	
Business Licenses	144.00
State Income Taxes	400.00
Total Taxes & Licenses	**544.00**

	Total
Warehousing and Other Selling	
Packaging	6,645.13
Warehouse Rent	2,366.00
Total Warehousing and Other Selling	**9,011.13**
Total Expenses	**442,822.55**
NET OPERATING INCOME	**-167,795.72**
OTHER INCOME	
Interest Income	8.29
Total Other Income	**8.29**
OTHER EXPENSES	
Depreciation	1,111.11
Gain or Loss on Asset Disposal	36,944.45
Interest Expense	
Joseph Loan Interest Expense	3,916.70
Kabbage Interest	12,310.00
SBL Note Jan20 Interest Expense	2,200.00
SBL Note Jul19 Interest Expense	15,600.00
SBL Term Loan Interest Expense	3,483.40
Westin Term Loan Interest Expense	625.21
Total Interest Expense	**38,135.31**
Total Other Expenses	**76,190.87**
NET OTHER INCOME	**-76,182.58**
NET INCOME	**$ -243,978.30**

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
BREX Cash	3,227.18
PayPal Bank	345.47
WF Checking	9,635.39
Total Bank Accounts	**13,208.04**
Other Current Assets	
Inventory Asset	11,760.00
Total Other Current Assets	**11,760.00**
Total Current Assets	**24,968.04**
Fixed Assets	
Manufacturing Molds	
Accumulated Depreciation	-1,835.56
Original cost	35,600.00
Total Manufacturing Molds	**33,764.44**
Total Fixed Assets	**33,764.44**
TOTAL ASSETS	**$58,732.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BREX Card	223.49
Total Credit Cards	**223.49**
Other Current Liabilities	
Due from Employees	1,447.34
Joseph Term Loan	27,414.80
Loan from Westin	37,000.00
Sales Taxes Payable	3,321.42
SBL Note Jan20	17,600.00
Westin Term Loan	4,157.42
Total Other Current Liabilities	**90,940.98**
Total Current Liabilities	**91,164.47**
Long-Term Liabilities	
Kabbage Loan	47,882.57
PPP Loan	18,976.00
SBL Note Jul19	132,600.00
SBL Term Loan	29,907.11
Total Long-Term Liabilities	**229,365.68**
Total Liabilities	**320,530.15**
Equity	

	Total
Common Stock	125,000.00
Paid-In Capital	44,490.00
Retained Earnings	-187,309.37
Net Income	-243,978.30
Total Equity	**-261,797.67**
TOTAL LIABILITIES AND EQUITY	**$58,732.48**

Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-243,978.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Manufacturing Molds:Accumulated Depreciation	-1,944.44
Accounts Payable	-11,760.00
BREX Card	223.49
Due from Employees	1,447.34
Joseph Term Loan	27,414.80
Loan from Westin	-5,000.00
Payroll Taxes Payable	-1,192.74
Sales Taxes Payable	1,724.02
SBL Note Jan20	17,600.00
Wages Payable	-1,108.04
Westin Term Loan	4,157.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**31,561.85**
Net cash provided by operating activities	**-212,416.45**
INVESTING ACTIVITIES	
Manufacturing Molds:Original cost	40,000.00
Net cash provided by investing activities	**40,000.00**
FINANCING ACTIVITIES	
Kabbage Loan	2,049.24
PPP Loan	18,976.00
SBL Note Jul19	2,600.00
SBL Term Loan	29,907.11
Common Stock	125,000.00
Net cash provided by financing activities	**178,532.35**
NET CASH INCREASE FOR PERIOD	**6,115.90**
Cash at beginning of period	7,092.14
CASH AT END OF PERIOD	**$13,208.04**